

August 1, 2013

Via E-mail
Monty Lamirato
Acting Chief Financial Officer
Strategic Environmental & Energy Resources, Inc.
7801 Brighton Road
Commerce City, Colorado 80022

> **Re:** **Strategic Environmental & Energy Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 23, 2013**
> **File No. 000-54987**

Dear Mr. Lamirato:

We have reviewed your response letter and the above-referenced filing and have the following comments.

Directors and Executive Officers, page 24

1. We note your response to comment four of our letter dated July 11, 2013, however the disclosure with respect to the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director does not appear tailored to each individual director. Please revise your disclosure accordingly. See Item 401(e) of Regulation S-K.

Exhibits

2. We note your response to comment 11 of our letter dated July 11, 2013. Please either revise the Exhibit Index to indicate that the Loan Agreement is filed as part of Exhibit 4.1, or file the Loan Agreement as separate exhibit to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director